EXHIBIT 2.19

BREWBILT MANUFACTURING INC.

Articles of Amendment

Pursuant to the provisions of Section 607.1006 of the Florida Statutes, BrewBilt Manufacturing Inc., a Florida corporation, adopts the following amendment to its Articles of Incorporation:

1.             The name of the corporation whose Articles of Incorporation are being amended by these Articles of Amendment is BrewBilt Manufacturing Inc. a Florida corporation.

2.              After the filing and effectiveness pursuant to the Florida Business Corporations Act of these Articles of Amendment to the Articles of Incorporation of the Corporation. (the “Effective Time”), Article IV, shall be amended as follows:

“The aggregate number of shares which the corporation is authorized to issue is 5,030,001,000 shares consisting of (i) 5,000,000,000 shares of Common Stock, par value $.001 par value per share, and (ii) 30,001,000 shares of preferred stock, par value $0.001 per share, which the Preferred Stock includes 30,000,000 shares designated as “Series A Preferred Stock”" (the Series A Preferred”), and 1,000 shares designated as “Series B Preferred Stock” (the “Series B Preferred”).”

3.             The amendment to the Articles of Incorporation of BrewBilt Manufacturing Inc., a Florida corporation, set forth in paragraph 2 above was duly adopted by the Board of Directors of the corporation as of April 25, 2022. The amendment was duly adopted by a majority in interest of the holders the Company’s Common Stock. The number of votes cast for the amendment by the shareholders was sufficient for approval.

These Articles of Amendment shall become effective at 5:00 P.M. eastern time on April 29, 2022 in accordance with the applicable provisions of Florida Statutes.

In witness whereof, the corporation, by and through its undersigned officer thereunto duly authorized, and has executed these Articles of Amendment on April 26, 2022.

BREWBILT MANUFACTURING INC.

By:	/s/ Jef Lewis
Jef Lewis
Chief Executive Officer